                                                                 EXHIBIT 7(c)(1)

                                    PRESS RELEASE

DATE:    SEPTEMBER 30, 1997

ORIENTAL FINANCIAL GROUP ANNOUNCES NEW STOCK REPURCHASE PROGRAM

SAN JUAN, PUERTO-The Board of Directors of Oriental Financial Group Inc. announced it has approved a new two year stock repurchase program. Under the program, the company is authorized to purchase up to 5% of the company's stock in the open market. The shares repurchased are to be held as treasury shares.

The Board of Directors also announced that it had terminated the 1996 stock repurchase program. Under the 1996 stock repurchase program a total of 350,400 shares of common stock had been repurchased. The 1996 stock repurchase program was commenced by Oriental Bank and Trust and continued by Oriental Financial Group after the holding company conversion. At September 15, 1997 the Group had approximately 7.9 million shares outstanding.

Oriental Financial Group is a bank holding company, established in 1997, to provide greater flexibility in managing the diversified financial services offered to clients throughout Puerto Rico. The core business of the Group are trust, money management, financial planning and investment brokerage services, as well as consumer banking through a 16 branch islandwide network, which concentrates on serving the market with auto and equipment lease financing, mortgage lending, personal loans and deposit accounts.

The Group recently reported a 24% increase in earnings per share for the fiscal year ended June 30, 1997. The Group's stock is traded in the New York Stock Exchange under the symbol "OFG."